Al Shams Investments Responds to Braemar's Latest Attempt to Distract Shareholders from Monty Bennett's Outrageous Profiteering

Looks Forward to Upcoming Depositions of Former Braemar Directors so that the Facts Can Be Established

PEMBROKE, Bermuda – July 23, 2026 – Al Shams Investments Limited ("Al Shams" or "we"), the largest shareholder of Braemar Hotels & Resorts Inc. (NYSE: BHR) ("Braemar" or the "Company"), today released a statement by its Ultimate Beneficial Owner, Wafic Rida Saïd, regarding Braemar's false and malicious attack on Al Shams and Mr. Saïd.

Mr. Saïd commented:

It is deeply disappointing that, rather than addressing the serious corporate governance issues that have been raised by numerous shareholders, Braemar and its domineering Chairman, Monty Bennett, have resorted to baseless personal attacks and innuendo. These sorts of irrelevant and ad hominem attacks are, in our view, the predictable refuge of scoundrels such as Mr. Bennett, and not the tactics of honest men.

Mr. Bennett and Braemar have again demonstrated they have no regard for shareholders and nothing but contempt for anyone who dares to question Mr. Bennett's enrichment at shareholders' expense. Al Shams, Braemar's largest shareholder, repeatedly and unambiguously warned the Company not to act without shareholder consent. Nevertheless, at Mr. Bennett's direction, the Company sold three hotel properties, triggering a $480 million "termination fee" purportedly owed to a company controlled by Mr. Bennett.

Shareholders are entitled to ask legitimate questions about these transactions and the excessive payment to Mr. Bennett. After all, since being spun off from Ashford Inc. in 2013, Braemar's shares have declined from approximately $20 per share to around $2 per share, even as Mr. Bennett has made hundreds of millions of dollars for himself.

As a significant shareholder, we sought answers directly from the Company. But Mr. Bennett is apparently quite uncomfortable answering those questions. And so, the Company has refused our requests. We therefore exercised our lawful rights through the courts—using a procedure Mr. Bennett himself has used on at least three prior occasions—and the court has authorized the subpoenas we requested.

We look forward to establishing the facts. Mr. Bennett appears to be quite concerned with what those facts will show. Why else would he permit Braemar to release such a scandalous and defamatory press release impugning the character and integrity of the Company's largest shareholder? Mr. Bennett apparently wishes to distract shareholders from the fact that the termination fee siphons money that should rightfully accrue to Braemar's owners.

To be unequivocal, Braemar's allegations are untrue. I have never met Mr. Epstein nor anyone I know to have associated with him. Portraying me as an "arms dealer" is a deliberate distortion of my career. I have never bought or sold so much as a penknife. With respect to Al Yamamah, in 1983, Prime Minister Margaret Thatcher asked me to advise on negotiations with the Saudi government, which I proudly did, helping Britain secure its largest ever export agreement. The deal generated around £43 billion for UK companies and supported over 30,000 UK defense jobs. I have made no donations to any UK political party since becoming a non-resident.

Perhaps Mr. Bennett could face the judgment of shareholders instead of lodging scurrilous and unfounded allegations against Braemar's largest investor.

Mr. Bennett, are you prepared to convene the annual meeting now so that shareholders can vote on your plan and the associated termination fees?

Al Shams has no interest in joining Mr. Bennett in exchanging personal insults. Our sole objective is to protect the interests of all shareholders by ensuring transparency, accountability and good corporate governance. We remain confident the truth will emerge through the proper legal process. We have nothing to hide, and neither should anyone else involved in the governance of the Company.

We look forward to the upcoming depositions.

About Al Shams Investments Limited

Al Shams Investments Limited is a Bermuda-based private investment company focused on global investments across private equity, real estate, and alternative asset classes.

Certain Information Concerning the Participants

Al Shams, together with the other Participants (as defined below), intends to file with the U.S. Securities and Exchange Commission (the "SEC") a definitive proxy statement on Schedule 14A (the "Definitive Proxy Statement") and accompanying WHITE Universal Proxy Card to be used to solicit proxies from the shareholders of the Company in connection with the Annual Meeting.

SHAREHOLDERS OF THE COMPANY ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT THE PARTICIPANTS HAVE FILED OR WILL FILE WITH THE SEC BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION, INCLUDING ABOUT THE MATTERS TO BE VOTED ON AT THE ANNUAL MEETING AND ADDITIONAL INFORMATION RELATING TO THE PARTICIPANTS AND THEIR DIRECT OR INDIRECT INTERESTS, BY SECURITY HOLDINGS OR OTHERWISE.

At this time, the participants in the solicitation of proxies are anticipated to be Al Shams and Wafic Rida Said (collectively, the "Participants").

The Definitive Proxy Statement and accompanying WHITE Universal Proxy Card will be furnished to some or all of the Company's shareholders and will be, along with other relevant documents, available at no charge on the SEC's website at https://www.sec.gov/.

Information about the Participants and a description of their direct or indirect interests, by security holdings or otherwise, is contained on an amendment to Schedule 13D filed by the Participants with the SEC on June 29, 2026, and is available here. As of the date hereof, by virtue of the relationship among the Participants as members in a Schedule 13(d) group and solely for the purpose of such Schedule 13(d) group, each of the Participants is deemed to beneficially own the 6,513,000 shares of Common Stock of the Company, par value $0.01, held directly by Al Shams.

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Karim Khatoun

Email: info@suncapadvisory.com